SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act Of 1934

LIBERTY ALL-STAR EQUITY FUND
(Name of Subject Company (Issuer))

LIBERTY ALL-STAR EQUITY FUND
(Name of Filing Person (Issuer))

SHARES OF BENEFICIAL INTEREST, WITHOUT PAR VALUE
(Title of Class of Securities)

530158104
(CUSIP Number of Class of Securities)

Tané T. Tyler, General Counsel
ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203
Telephone: (303) 623-2577
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Clifford J. Alexander, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
Telephone: (202) 778-9000

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*           No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1-11.

Not applicable.

Item 12.     Exhibits.

Exhibit No.	Document
99.1	Press release issued by the Fund dated July 29, 2013.

Item 13.

Not applicable.